ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

The investment objectives of the following funds have been changed as noted below:

Fund Name	Prior Investment Objective	New Investment Objective

American Blue Chip Income and Growth Trust

To seek to produce income exceeding the average yield on U.S. stocks generally as represented by the average yield on the Standard & Poor’s 500 Composite Index and to provide an opportunity for growth of principal consistent with sound common stock investing.

To seek to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.
American Global Growth Trust	To seek to make the shareholders investment grow over time.	To seek to provide long-term growth of capital.
American Global Small Capitalization Trust	To seek to make the shareholders’ investment grow over time.	To seek to provide long-term growth of capital.
American Growth Trust	To seek to make the shareholders’ investment grow.	To seek to provide growth of capital.
American Growth-Income Trust	To seek to make the shareholders’ investment grow and to provide the shareholders with income over time.	To seek to provide growth of capital and income.
American International Trust	To seek to make the shareholders’ investment grow over time.	To seek to provide long-term growth of capital.
American New World Trust	To seek to make the shareholders’ investment grow over time.	To seek long-term capital appreciation

The investment policies of the following portfolios were amended and restated as noted below:

1.  Fundamental All Cap Core Trust (formerly known as Optimized All Cap Trust)

2.  Fundamental Large Cap Value Trust (formerly known as Optimized Value Trust)

3.  U.S. Equity Trust (formerly known as U.S. Multi Sector Trust)

Optimized All Cap Trust

Effective June 27, 2011, the Optimized All Cap Trust is changing its name to Fundamental All Cap Core Trust and amending and restating its investment policies as follows:

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. Market capitalizations of these companies will span the capitalization spectrum. Equity securities include common, convertible, and preferred securities and their equivalents.

In managing the fund, the subadviser looks for companies that are highly differentiated with key growth drivers, sustainable cash flow production, and high returns on capital. The subadviser seeks to identify companies with sustainable competitive advantages and high barriers to entry, strong management and a focus on creating value for fund shareholders. Both growth and value opportunities are evaluated with an approach that uses the present value of estimated future cash flows as the core methodology for measuring intrinsic value.

The subadviser employs a disciplined fundamental research process which produces bottom-up company assessments using key assumptions that drive sales, margins, and asset intensity. Scenario analysis is designed to provide a meaningful range of outcomes and the ability to assess investors’ embedded expectations. The subadviser seeks to purchase companies that meet the criteria above when the shares are selling at a significant discount to intrinsic value. Sell decisions are similarly driven by long term fundamental analysis.

The subadviser constantly reviews portfolio investments and may sell a holding when it has achieved its valuation target, if it believes there is structural or permanent deterioration in the underlying fundamentals of the business, or if it identifies what it believes is a more attractive investment opportunity.

The fund may invest up to 20% of its net assets in equity securities of foreign issuers, including American Depositary Receipts (ADRs) and similar investments. For purposes of reducing risk and/or obtaining efficient investment exposure, the fund may invest in exchange-traded funds (ETFs) and derivative instruments that include options, futures contracts, and swaps. The fund may also invest in U.S. government securities and other short-term securities such as money market instruments and repurchase agreements.

Use of Hedging and Other Strategic Transactions. The fund is authorized to use all of the various investment strategies referred to under “Additional Information About the Funds’ Principal Risks —Hedging, derivatives and other strategic transactions risk.”

Optimized Value Trust

Effective June 27, 2011, the Optimized Value Trust is changing its name to Fundamental Large Cap Value Trust and amending and restating its investment policies as follows:

Under normal market conditions, the fund invests at least 80% of its net assets in equity securities of large-capitalization companies. The fund considers large-capitalization companies to be those that at the time of purchase have a market capitalization equal to or greater than that of the top 80% of the companies that comprise the Russell 1000 Index. As of March 31, 2011, the lowest market capitalization in this group was $9.85 billion. Equity securities include common, convertible, and preferred securities and their equivalents.

In managing the fund, the subadviser looks for companies that are structurally well positioned through a combination of favorable industry forces and company-specific competitive advantages. The subadviser uses the results of its fundamental analysis to come up with a range of intrinsic values for the business underlying each equity security. The subadviser seeks to identify equity securities by evaluating purchase price relative to range of value estimates and the quality of the businesses that it is purchasing. The subadviser seeks to sell fund holdings when the valuation is no longer favorable, the subadviser’s assessment of the quality of the business changes or when the subadviser finds more attractive opportunities.

The fund may invest up to 20% of its net assets in equity securities of foreign issuers, including American Depositary Receipts (ADRs) and similar investments. For purposes of reducing risk and/or obtaining efficient investment exposure, the fund may invest in exchange-traded funds (ETFs) and derivative instruments that include options, futures contracts, and swaps. The fund may also invest in U.S. government securities and other short-term securities such as money market instruments and repurchase agreements.

U.S. Equity Trust

The fund’s investment policy as been amended as follows:

The subadviser seeks to achieve the fund’s investment objective by investing in equity investments or groups of equity investments that the subadviser believes will provide higher returns than the Russell 3000 Index.  Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity investments that are tied economically to the U.S.